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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              INITIAL SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                            USN Communications, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    90336N204
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                                 (CUSIP Number)

                                December 31, 1998
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             (Date of Event Which Requires Filing of the Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X| Rule 13d-1(b)

      |_| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              PAGE 1 OF 5 PAGES

---------------------------                           --------------------------
  CUSIP No. 90336N204                  13G                 Page 2 of 5 Pages
---------------------------                           --------------------------

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  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       HarbourVest Partners, LLC
       I.R.S. No. 04-3335829

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  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  |_|
                                                                   (b)  |_|
       N/A

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  3    SEC USE ONLY

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  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware

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               5   SOLE VOTING POWER
 Number of
   Shares          1,785,342

             -------------------------------------------------------------------
Beneficially   6   SHARED VOTING POWER
  Owned by
    Each
                   -0-
             -------------------------------------------------------------------
 Reporting     7   SOLE DISPOSITIVE POWER
   Person
    With           1,785,342

             -------------------------------------------------------------------
               8   SHARED DISPOSITIVE POWER

                   -0-

--------------------------------------------------------------------------------
  9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       1,785,342  (See Item 4a below).

--------------------------------------------------------------------------------
  10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A

--------------------------------------------------------------------------------
  11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       7.6% (See Item 4b below).

--------------------------------------------------------------------------------
  12   TYPE OF REPORTING PERSON*

       IA

--------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 2 OF 5 PAGES

      The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec. 240.13d-7 for other parties for whom copies are to be sent.

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

      Item 1(a) Name of Issuer:

                USN Communications, Inc.

      Item 1(b) Address of Issuer's Principal Executive Offices:

                10 South Riverside Plaza
                Suite 401
                Chicago, IL   60606

      Item 2(a) Name of Person Filing:

                This filing is made on behalf of HarbourVest Partners, LLC ("HarbourVest").

      Item 2(b) Address of the Principal Offices:

                The principal business office of HarbourVest is One Financial Center, 44th floor, Boston, Massachusetts 02111.

      Item 2(c) Citizenship:

                HarbourVest was organized and exists under the laws of the State of Delaware.

      Item 2(d) Title of Class of Securities:

                Common Stock

      Item 2(e) CUSIP Number:

                90336N204

      Item 3 If the Statement is being filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                (e) (X) Investment Adviser registered under ss.203 of the Investment Advisers Act of 1940.

                              PAGE 3 OF 5 PAGES

      Item 4   Ownership:

               (a) Amount Beneficially Owned: HarbourVest has beneficial ownership of 1,785,342 shares of Common Stock. HarbourVest is the managing member of the general partner of HarbourVest Partners V-Direct Fund L.P. ("Fund V") which owns 1,777,842 shares of the Issuer. HarbourVest also has the right to receive 7,500 shares upon the exercise of stock options. HarbourVest is under common control with another company, Hancock Venture Partners, Inc., which is the general partner of the general partner of HarbourVest Partners IV-Direct Fund L.P. ("Fund IV") which owns 1,744,269 shares of the Issuer.

               (b) Percent of Class: 7.6% through Fund V and 7.4% through Fund IV for a total of 15.0%.

               (c)  (i)   sole power to vote or to direct the vote:
                          HarbourVest has sole power to vote or to direct the vote of 1,785,342 shares of Common Stock.

                    (ii)  shared power to vote or to direct the vote:  -0-

                    (iii) sole power to dispose or to direct the disposition of:
                          HarbourVest has sole power to dispose or to direct the disposition of 1,785,342 shares of Common Stock.

                    (iv)  shared power to dispose or to direct the disposition
                          of:   -0-

      Item 5   Ownership of Five Percent or Less of a Class:

               Not applicable.

      Item 6   Ownership of More than Five Percent on Behalf of Another Person:

               See Item 4 above.

      Item 7 Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable.

      Item 8   Identification and Classification of Members of the Group:

               Not applicable.

      Item 9   Notice of Dissolution of a Group:

               Not applicable.

      Item 10  Certification:

               By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                              PAGE 4 OF 5 PAGES

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    HarbourVest Partners, LLC


                                    By:
                                           -----------------------------------

                                    Name:  Martha D. Vorlicek

Dated: February 10, 1999            Title: Managing Director


                              PAGE 5 OF 5 PAGES